WORK Medical Technology Group LTD

May 26, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Celeste Murphy

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1
Submitted on April 27, 2023
CIK No. 0001929783

Ladies and Gentlemen:

This letter is in response to the letter dated May 9, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., Hangzhou Hanshi Medical Equipment Co., Ltd., and Hangzhou Youshunhe Technology Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement on Form F-1”) is being submitted to accompany this letter.

Registration Statement on Form F-1, Filed on April 27, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 66

1. We note the increase in accounts receivable of $4,234,997 was due to the “liquidation difficulties of our customers under the impact of pandemic.” Since accounts receivable is significant when compared to total current assets, please describe for us in further detail the liquidation difficulties you reference and tell us the amount of accounts receivable that have been subsequently collected in cash.

We respectfully advise the Staff that with slower economic growth for the year ended September 30, 2022, our PRC subsidiaries could not collect timely payments from some of their customers, due to the customers’ lack of working capital, which led to the increased accounts receivable balance of the Group.

China has substantially lifted COVID-19 restrictions since November 2022. With the recovering economy and management’s increased efforts in payment collections at the end of 2022, a portion of accounts receivable have been collected in cash. As of April 30, 2023, approximately $1,914,900 of accounts receivable have been subsequently collected in cash.

2. We note accounts receivable, net increased from $302,424 to $3,287,817, whereas revenue decreased 57%. We also note bad debt as a percentage of revenue increased from 0.2% to 6.4%. In light of these year-over-year changes, please revise your revenue recognition accounting policy in the notes to the financial statements to specifically address your revenue recognition accounting policy for sales made to distributors. As part of your accounting policy, address why it is appropriate to recognize revenue upon transfer and acceptance of the products to your distributors, and not upon sell through by the distributors to the end customers. In addition, disclose the specific payment terms you offer your distributor customers and whether you offer your distributors any rights of return or refunds. Lastly, describe for us the facts and circumstances surrounding the bad debt recorded during the year ended September 30, 2022.

In response to the Staff’s comments, we revised the disclosures on page F-12. We respectfully advise the Staff that the Group recorded only $82,619 of sales return from distributor customers according to quality objection period policy which specified on page F-12 during the year ended September 30, 2022.

In addition, we revised the disclosure on page F-12 to include the specific payment terms the Group offers to its distributor customers and its policy of return and refunds.

Furthermore, we revised the disclosure of the Group’s revenue recognition accounting policy on page F-12. We respectfully advise the Staff that the control of a product is transferred to a distributor customer or direct-end user customer upon delivery of the product to the designated place. The revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring the promised product to distributor customers or direct-end user customers upon acceptance by them.

For the year ended September 30, 2022, our PRC subsidiaries could not collect timely payments from some of their customers, due to the customers’ lack of working capital. As a result, the Group made a significantly greater amount of bad debt provision than the year ended September 30, 2021, based on credit-worthiness and financial condition of the distributor customers. The Group recorded $1,021,868 of bad debt related to distributors for the year ended September 30, 2022. We accordingly revised the disclosure on page 65 to include the analysis on fluctuation of general and administrative expenses due to bad debt provision.

3. Please clarify your disclosure on page 86 to quantify the amount of revenue attributable to distributor customers for each year.

In response to the Staff’s comments, we revised the disclosure on page 86.

4. We note on page F-22, note (3), that amounts due from related parties include accounts receivable for selling medical consumables. Please separately disclose on the face of the consolidated balance sheets Accounts receivable - Related Party. Similarly, disclose on face of the consolidated statements of income the amount of revenue attributable to related parties, as set forth on page F-23.

In response to the Staff’s comments, we revised the disclosure on pages F-3 and F-4 to separately disclose on the face of the consolidated balance sheets “Accounts receivable - Related Party” and “Net revenue from related party”. We also revised the disclosure on pages 121 and F-22 to eliminate the amount of “accounts receivable - related party” from the account of “amounts due to related parties”, and we revised the disclosure on page F-17 to include the amount of “accounts receivable - related party” from “amounts due to related parties” into the account of “accounts receivable”.

Related Party Transactions, page 121

5. We note your statement on page 121: “All the loans to related parties are expected to be repaid in full before the public filing of this registration statement, but will be depicted as outstanding in the Group’s financial statements through September 30, 2022.” Now that you have made your public filing of this registration statement please update this disclosure to state whether these related party loans have been repaid in full.

In response to the Staff’s comments, we revised the disclosure on page F-22 and page 121. All the loans to related parties have been repaid in full before the public filing of the registration statement, but will be depicted as outstanding in the Group’s financial statements through September 30, 2022.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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